Board Approval of Pre-merger Memoranda

On November 28, 2005, the board of directors of each of Shinhan Bank, Chohung Bank and Shinhan Card, our major banking and credit card subsidiaries, held a meeting and approved, as applicable, the following:

(i)	a pre-merger memorandum setting forth certain agreed-upon terms of the spin-off of Chohung Bank’s credit card business and its merger into Shinhan Card; and

(ii)	a pre-merger memorandum setting forth certain agreed-upon terms of the merger of Shinhan Bank and the commercial banking business of Chohung Bank.

Further details of the proposed spin-off and mergers will be available upon finalization of the merger agreements and upon receipt of their respective approvals by the board of directors and the shareholders of each of Shinhan Bank, Chohung Bank and Shinhan Card, as applicable.